STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.	Name of Statutory Trust: Salient MLP & Midstream/Energy Fund.

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows:

Article 1 of the Certificate of Trust shall be deleted in its entirety and replaced with the following:

“The name of the trust is: Salient Midstream & MLP Fund”

3.	This Certificate of Amendment shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 1st day of November, 2011.

By:	/s/ Greg A. Reid
Name: Greg A. Reid
Title: Trustee